# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iBio, Inc., CIK 0001420720
CUSIP: 451033708
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 600 MADISON AVENUE, SUITE 1601, NEW YORK, New York (NY), 10022-1737
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001910456

## Reporting persons
- Lynx1 Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,807,016; sole dispositive power 0; shared dispositive power 2,807,016; aggregate amount beneficially owned 2,807,016 (5.4% of the class)
  Comment: Includes 2,807,016 shares of Common Stock (as defined in Item 2(a)) issuable upon the exercise of Series F warrants (the "Warrants"), which are subject to a 9.99% blocker (the "9.99% Blocker"). The Reporting Person's previous Schedule G filing on February 17, 2026 inadvertently excluded these Warrants from the Reporting Persons' beneficial ownership.
- Weston Nichols: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,807,016; sole dispositive power 0; shared dispositive power 2,807,016; aggregate amount beneficially owned 2,807,016 (5.4% of the class)
  Comment: Includes 2,807,016 shares of Common Stock issuable upon exercise of the Warrants, which are subject to a 9.99% Blocker. The Reporting Person's previous Schedule G filing on February 17, 2026 inadvertently excluded these Warrants from the Reporting Persons' beneficial ownership.

## Item 1. Issuer
Name of issuer: iBio, Inc.
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, California 92121

## Item 2. Person Filing
Name of person filing:
(i) Lynx1 Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment manager to Lynx1 Master Fund LP (the "Lynx1 Fund"), with respect to the shares of common stock, par value $0.001 per share ("Common Stock"), of iBio, Inc., a Delaware corporation, that were directly held by the Lynx1 Fund; and

(ii) Mr. Weston Nichols ("Mr. Nichols"), the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock that were directly held by the Lynx1 Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence:
Lynx1 Capital Management LP
D81 Calle C
Suite 301, PMB 1202
Dorado, PR, 00646-2051

Weston Nichols
c/o Lynx1 Capital Management LP
D81 Calle C
Suite 301, PMB 1202
Dorado, PR, 00646-2051
Citizenship:
Investment Manager - Delaware
Mr. Nichols - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 49,678,561 shares of Common Stock outstanding as of May 12, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 12, 2026 and assumes the exercise of the Warrants held by the Lynx1 Fund.
Percent of class: 5.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Lynx1 Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Lynx1 Capital Management LP: /s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (08/14/2026)
- Weston Nichols: /s/ Weston Nichols, Weston Nichols, Individually (08/14/2026)